Filed by American Skiing Company
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14A-12 Under the Securities Exchange Act of 1934
                              Subject Company: MeriStar Hotels and Resorts, Inc.
                                                    Commission File No.: 1-14331



THE FOLLOWING IS A COPY OF THE JOINT PRESS RELEASE ISSUED BY AMERICAN SKIING COMPANY AND MERISTAR ON DECEMBER 11, 2000. THE FOLLOWING DOES NOT CONSTITUTE
AN OFFER OF ANY SECURITIES FOR SALE.

                American Skiing Company/MeriStar Hotels & Resorts
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                             Box 450 Bethel ME 04217
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                      Phone: 207-824-8100 Fax: 207-824-5274
                          e-mail: skip@sundayriver.com
                              News and information
[GRAPHIC OMITTED][GRAPHIC OMITTED]
[OBJECT OMITTED]


For immediate release


MeriStar Contacts:                          American Skiing Company Contacts:

Melissa Thompson                            Skip King (Media)
Director, Corporate Communications          Vice President, Communications
MeriStar Hotels & Resorts                   American Skiing Company
(703) 298-3865 (cell)                                (207) 824-5020
(202) 295-2228

Jerry Daly, Carol McCune (Media)            Dan Kashman (Analysts/Investors)
Daly Gray Public Relations                  Director, Strategic Planning and
(703) 435-6293                              Investor Relations
                                            American Skiing Company
                                            (207) 824-5106


           American Skiing, MeriStar Hotels & Resorts Announce Merger

                Merged Company to Be Renamed Doral International,
                 Focus on International Leisure and Hospitality


          WASHINGTON, D.C./NEWRY, Maine, December 11, 2000-MeriStar Hotels & Resorts (NYSE: MMH), the nation's largest independent hotel management company, and American Skiing Company (NYSE: SKI), the nation's largest ski resort operating company, announced today that they have signed a definitive agreement to merge.
         The merged company will be renamed Doral International, Inc. and will focus on international leisure and hospitality. Doral International will have assets exceeding $1.2 billion, pro forma FY 2001 revenues of approximately $600 million, and expected pro forma EBITDA in FY 2001 in excess of $100 million. Doral International will be headquartered in Washington, D.C.
         The new company will operate, own and develop Doral-branded, year-round mountain and beach resorts, vacation villages and conference centers. In addition, the company will manage upscale hotels for third-party owners, as well as operate corporate housing under its proprietary BridgeStreet Accommodations brand.
         The merger combines 9 premium ski resorts, 23 resort hotels, 246 hotels, 15 golf courses and four conference facilities. The company also will control prime mountain and beach real estate available for future development of more than 14,000 units.

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         The merger has been  approved by both  companies'  boards of directors.
Pending customary conditions, including regulatory and shareholder approval, the merger is expected to be completed in the first calendar quarter of 2001.
         "This merger brings together two companies that share a similar mission, philosophy and vision for the future," said Leslie B. Otten, chairman of American Skiing Company. "It creates a new leader in the year-round leisure business. Doral International will be a dominant, year-round leisure and conference center brand with an exceptional growth platform. The merger will create a stronger company with more diversified and less seasonal cash flow, a stronger capital structure, greater market exposure, a deeper organizational structure and a broader and more balanced selection of leisure products."
         Paul W. Whetsell, chairman and chief executive officer of MeriStar Hotels & Resorts, said, "Doral International is in a position to reap the benefits of the heavy infrastructure investment made by American Skiing over the past several years." Whetsell went on to say, "Our focus will be on improving EBITDA and cash flow through the sale of the existing fractional real estate inventory and use of our management and marketing skills to increase market share, reduce operating expenses and improve margins.
         "As we move from more of a development stage to an operating focus, it will be our intent to create world-class, year-round resorts in attractive cold- and warm-weather locations, with a full range of lodging and retail facilities, as well as such amenities as skiing, golf, spas, tennis, and water sports."

Transaction Overview
         Under the terms of the merger agreement, MeriStar Hotels & Resorts will merge into American Skiing Company in a tax-free, stock-for-stock merger. American Skiing Company will be renamed Doral International. Additional terms of the merger are as follows:

o MeriStar shareholders will receive 1.88 shares of Doral International common stock for each share of MeriStar common stock held as of the record date.
o American Skiing Company's current Series A Preferred stock, due November 2002, will be restructured at par plus accrued dividends through closing into a non-convertible preferred security with a 14 percent non-cash dividend, maturing in August 2006. The Series A preferred holder also will receive approximately 4.75 million common shares.
o American Skiing Company's current Series B Preferred stock will be converted at par plus accrued dividends to approximately 75 million shares of Doral common stock at a conversion price of $2.22 per share.
o The existing senior credit facilities of both companies will be replaced by a new $285 million bank facility consisting of a $120 million revolver and $165 million in term loans. It is anticipated that the facility will have a three-year term and will carry a coupon of LIBOR +400 basis points.

         Upon completion of the merger the company expects to have approximately 190 million shares outstanding on a fully diluted basis. The company's real estate subsidiary, American Skiing Company Resort Properties (ASCRP), will remain a separate subsidiary, with its existing non-recourse debt remaining intact. The company expects the debt to be restructured as follows:

o The coupon rates for Tranche A and Tranche B of the ASCRP real estate term facility will be restructured at more attractive lending rates.

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o    The $13 million Tranche C of the real estate term facility held by Oak Hill
     Capital Partners will be converted to 5.9 million shares of common equity of Doral International at $2.22 per common share.
o MeriStar Hospitality, the paper-clipped REIT associated with MeriStar Hotels & Resorts, has committed a $25 million facility to ASCRP for use as project-level mezzanine debt for the company's proposed Heavenly Grand Summit Hotel.

Doral International Business Structure
         Doral International will comprise four major leisure and hospitality business units. The first, the Doral Leisure division, will specialize in year-round resorts and includes 23 upscale destination resorts, 4 conference centers and 15 golf courses. Products and services will include resort hotels, executive conference centers, skiing and snowboarding facilities, golf courses, spas, restaurants and retail outlets. Doral Leisure also will operate the brand's well-recognized schools for golf and skiing, featuring the company's proprietary instructional curriculum. The Doral Leisure division will be led by William J. ("B.J.") Fair, who currently is president and chief operating officer of American Skiing Company.
         The company's second business segment, hotel management, will focus on managing upscale, full-service hotels under a wide variety of franchise flags. Doral International will continue to manage 106 hotels owned by MeriStar Hospitality Corporation (NYSE: MHX), the nation's third largest hotel real estate investment trust (REIT). MeriStar Hospitality, which has the right to approve any mergers that may impact its management contracts, said that its board of directors has approved the merger. Doral International will be the nation's largest independent operator of hotels with a management portfolio of 246 properties in the United States, Canada and the Caribbean. The hotel management division will be led by David McCaslin, currently president of MeriStar Hotels & Resorts, who has more than 20 years of industry experience.
         Doral International's third business segment, which also will report to McCaslin, will be international corporate housing under the BridgeStreet Accommodations brand, with more than 3,700 units in the United States and Europe. Currently the world's third largest provider of corporate housing, BridgeStreet Accommodations serves a broad cross-section of major international corporations with facilities in the United States and Europe.
         Real estate, Doral's fourth business unit, will focus on development of upscale vacation villages and resort real estate. The division plans to introduce and market to owners the Doral Owners Club, an upscale, full-service travel and lifestyle organization that will offer purchasers of the company's real estate a variety of amenities. Hernan Martinez, who has more than 20 years of real estate experience, will be responsible for Doral International's real estate operations. He presently is chief operating officer of American Skiing Company Resort Properties.
         Following the merger, Leslie B. Otten will be chairman, Paul W. Whetsell, chief executive officer, and John Emery, chief financial officer.

Transaction Benefits
         Management believes the merger will provide a number of competitive advantages and growth opportunities. The new company expects to benefit from:

o Being the nation's first major year-round destination resort and conference center brand;
o Cross-marketing among the new company's combined upscale traveler base that will generate an estimated 23 million leisure and business visits in 2001;

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o    Increasing  revenue   opportunities   through  a  wider  array  of  product
     offerings, including skiing and snowboarding, spa, food & beverage, retail, golf, tennis and other leisure amenities;
o Approximately $2 million to $4 million in cost savings by eliminating redundant public company costs, gaining additional purchasing power and back office consolidation;
o Introducing and marketing the Doral Owners Club, which provides vacation ownership benefits to real estate owners; and o Taking advantage of greater size, distribution and economies of scale.

          "Our target market for Doral Leisure will be the expanding universe of active baby boomers and the echo boom generation immediately following them," said Otten. "Both market segments have a high preference for leisure travel. Baby boomers are consumers of skiing, golf, and resort real estate, and increasingly have the money and time to pursue these leisure interests. The echo boom generation actively seeks the outdoor recreation and adventure opportunities that we provide, and our company is the industry leader in converting new skiers and snowboarders from beginners to lifelong participants."
         Whetsell noted that Doral International's greater size and distribution, along with more diverse resort management expertise, also will help the company attract additional management contracts, either directly or through joint ventures and sliver investments with institutional and individual owners. "We also see opportunities to expand our BridgeStreet Accommodations brand both domestically and in Europe."

Capital Structure
         "Doral International will have a new debt structure to support the execution of our operating business plan. The success of that plan, coupled with the sale of existing real estate inventory, will result in an improved overall capital structure and significantly enhanced credit statistics," said John Emery, chief investment officer of MeriStar Hotels & Resorts. "We are fully focused on reducing debt and maximizing free cash flow. This will provide an opportunity for significant future reductions in our cost of debt, as well as a prudent, balanced capital structure."
         Upon completion of the merger, Doral International will have an 11-member board. Otten and Whetsell will be the only inside directors. Oak Hill Capital Partners, a private equity partnership founded by Robert M. Bass and his team of investment professionals, which will own more than 45 percent of Doral International, will name four members to the board. The remaining members will be independent directors.

Conference Call at  Noon ET, December 11
         A conference call will be held at noon Eastern time, Monday, December 11 regarding the merger, followed by a question and answer period. Real-time access to the presentation will be available to MeriStar and American Skiing shareholders and other interested parties by calling (800) 482-5547, reference number 880379. A simultaneous webcast of the call will be available at MeriStar's Web site, www.meristar.com, American Skiing Company's Investor Relations site at www.peaks.shareholder.com and www.streetevents.com. A replay of the presentation will be available through 5 p.m. on December 14 by dialing
(800) 625-5288, reference number 880379 or logging onto www.meristar.com. Headquartered in Newry, Maine, American Skiing Company, founded by
Leslie B. Otten, is the largest operator of alpine ski, snowboard and golf resorts in the United States. Its resorts include Steamboat in Colorado; Killington, Mount Snow and Sugarbush in Vermont; Sunday River and Sugarloaf/USA in Maine; Attitash Bear Peak in New Hampshire; The Canyons in Utah; and Heavenly

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in California/Nevada.  Additional  information is available on the company's Web site, www.peaks.com.
         MeriStar  Hotels  &  Resorts   operates  231  hospitality  and  leisure
properties with more than 48,000 rooms and 11 golf courses in 34 states, the District of Columbia, Canada, Puerto Rico and the U.S. Virgin Islands.
BridgeStreet Accommodations, a MeriStar subsidiary, is one of the world's largest corporate housing providers, offering upscale, fully furnished corporate housing throughout the United States, Canada and Europe. For more information about MeriStar Hotels & Resorts, visit the company's Web site: www.meristar.com.

         American Skiing Company plans to file a Registration Statement on Form S-4 with the SEC in connection with the merger transaction. The Form S-4 will contain a prospectus, a proxy statement for the special meetings of both American Skiing and MeriStar Hotels & Resorts, Inc. and other documents.
American Skiing and MeriStar plan to mail the joint proxy statement and prospectus contained in the Form S-4 to their stockholders. The Form S-4 and joint proxy statement and prospectus will contain important information about American Skiing, Meristar, the merger and related matters. Investors and stockholders should read the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed by both American Skiing and Meristar as an exhibit to each's respective Form 8-K dated December 11, 2000. The Form S-4, the joint proxy statement and prospectus, the Form 8-Ks and all other documents filed with the SEC in connection with the merger transaction will be available when filed free of charge at the SEC's web site, at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the SEC in connection with the merger will be made available to investors free of charge by calling or writing to the American Skiing and MeriStar contact addresses listed above.
         In addition to the Form S-4, the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger, both American Skiing and MeriStar are obligated to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov.
         The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of MeriStar's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by MeriStar. A list of "participants in the solicitation" of American Skiing's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by American Skiing.
         This press release contains forward-looking statements about MeriStar Hotels & Resorts, Inc., including those statements regarding future operating results and the timing and composition of revenues, among others. Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially, including the

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following:  the ability of the companies to complete the merger,  the ability of the company to successfully implement its acquisition strategy and operating strategy; the merged company's ability to manage rapid expansion; significant leverage; changes in economic cycles; competition from other hospitality companies; and changes in the laws and government regulations applicable to the companies.
         The historical and forward-looking statements about American Skiing Company contained in this press release are not based on historical facts, but rather reflect American Skiing Company's current expectations concerning future
results  and  events.   Similarly,   statements   that  describe  the  company's
objectives, plans or goals are or may be forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties. In addition to factors discussed above, other factors that could cause actual results, performances or achievements to differ materially from those projected include, but are not limited to, the following: changes in regional and national business and economic conditions affecting both American Skiing Company's resort operating and real estate segments; competition and pricing pressures; failure to effectively integrate or operate recently acquired companies and assets; failure to renew or refinance existing financial liabilities and obligations or attain new outside financing; failure of on-mountain improvements and other capital expenditures to generate incremental revenue; adverse weather conditions regionally and nationally; seasonal business activity; changes to federal, state and local land use regulations; changes to federal, state and local regulations affecting both American Skiing Company's resort operating and real estate segments; litigation involving anti-trust, consumer and other issues; failure to renew land leases and forest service permits; disruptions in water supply that would impact snowmaking operations and impact operations; the loss of any of our executive officers or key operating personnel; control of American Skiing Company by principal stockholders; failure to hire and retain qualified employees and other factors listed from time-to-time in American Skiing
Company's   documents  filed  by  the  Company  with  the  Securities   Exchange
Commission. The forward-looking statements included in this document are made only as of the date of this document and under section 27A of the Securities Act and section 21E of the Exchange Act, we do not have any obligation to publicly
update  any   forward-looking   statements  to  reflect   subsequent  events  or
circumstances.